

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

May 26, 2017

<u>Via E-mail</u>
Mr. Mark A. Wallace
Chief Financial Officer
Uniti Group Inc.
10802 Executive Center Drive, Benton Bldg., Suite 300
Little Rock, AK 72211

>   **Re: Uniti Group Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed February 23, 2017**
>   **File No. 1-36708**

Dear Mr. Wallace:

We have reviewed your May 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2017 letter.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Financial Statements</u>

<u>Note 4. Business Combinations, page 57</u>

1.   We have considered your response to comment one.   We note that you have decided to amortize the customer relationship associated with the Tower Cloud, Inc. acquisition using a straight-line method.   Typically, benefits from the acquisition of customer relationships tend to dissipate more rapidly in the earlier years due to attrition.   We note you considered historical data from both the exhibited historical attrition rates for Tower

Cloud's customers as well as exhibited historical attrition rates for market participants in the lit services industry.   Please clarify whether the attrition for Tower Cloud customers and the lit services industry were consistent.   To the extent they were not, please clarify how each factored into your attrition analysis and whether greater weight was placed on one versus the other and why.   In addition, please identify the trends noted during your attrition analysis and clarify how such trends support the pattern in which the economic benefits of the customer relationships are consumed or otherwise used up.   Reference is made to paragraph 350-30-35-6 of the Accounting Standards Codification.   Finally, please also revise disclosures in future filings to address your impairment policy related to finite intangible assets acquired.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
    Commodities